STATE OF NEW YORK

COUNTY OF NEW YORK

I, DIANE STRONG, BEING DULY SWORN, DEPOSE AND SAY:

1.

I RESIDE IN BROOKLYN, NEW YORK.

2.

I AM EMPLOYED BY AMERICAN STOCK TRANSFER & TRUST

COMPANY, 59 MAIDEN LANE, NEW YORK, NY 10038.

3.

I HEREBY CERTIFY THAT I  MAILING ON MAY 17, 2006

       EXHIBIT A TO ALL SHAREHOLDERS OF

CANADA SOUTHERN PETROLEUM LTD.

4.

EXHIBIT A

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COMPANY LETTER

“signed “Diane Strong”

    DIANE STRONG

SWORN TO AND SUBSCRIBED BEFORE ME

THIS 18TH DAY OF MAY, 2006

George Karfunkel

Notary Public, State of New York

No. 24 - 4640375

Qualified in Kings County

Commission Expires MARCH 31, 2010

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